Exhibit 99.1

NOTICE OF

AN ANNUAL GENERAL MEETING OF THE SHAREHOLDERS TO BE

HELD ON THURSDAY, JULY 2, 2026

To the shareholders of Regentis Biomaterials Ltd.:

Notice is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of Regentis Biomaterials Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel on Thursday, July 2, 2026 at 3:00 p.m. (Israel Time).

The agenda of the Meeting will be as follows:

1.	To approve the re-election of Dr. Ehud Geller and Mr. Efraim Cohen-Arazi to the Board of Directors as Class I directors, so that following such re-election, their terms shall expire in accordance with their class (each such re-election to be submitted to a separate vote and approved by a separate resolution).

2.	To approve the grant of options to each serving director, with the exception of the chairman and the external directors (each such grant to be submitted to a separate vote and approved by a separate resolution).

3.	To approve a top-up grant of options to Mr. Pini Ben-Elazar.

4.	To approve the issuance of warrants to Dr. Ehud Geller and Mr. Jeff Dykan (each such issuance to be submitted to a separate vote and approved by a separate resolution).

5.	To approve the adoption of the Company’s Compensation Policy, in accordance with the requirements of the Israeli Companies Law 5759-1999.

6.	To approve the re-appointment of Deloitte Israel & Co., Certified Public Accountants (Isr.) (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

7.	To review and discuss our financial statements for the year ended December 31, 2025, and to transact such other business as may properly come before the Meeting

Only shareholders at the close of business on Tuesday, June 9, 2026 shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors

/s/ Ehud Geller
Ehud Geller, Chairman and Chief Executive Officer
May 28, 2026

60 Medinat Hayehudim, Herzliya, Israel 4676652

PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE

HELD ON THURSDAY, JULY 2, 2026

This Proxy Statement is furnished to our holders of ordinary shares, no nominal value per share, in connection with an Annual General Meeting of Shareholders (the “Meeting”), to be held on Thursday, July 2, 2026 at 3:00 p.m. Israel time at the offices of the Company’s attorneys, Amit, Pollak, Matalon & Co., at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Regentis Biomaterials”, “we”, “us”, “our” and the “Company” to refer to Regentis Biomaterials Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the Meeting will be as follows:

1.	To approve the re-election of Dr, Ehud Geller to the Board of Directors as a Class I director, so that following such re-election, his term shall expire in accordance with his class.

2.	To approve the re-election of Mr. Efraim Cohen-Arazi to the Board of Directors as a Class I director, so that following such re-election, his term shall expire in accordance with his class.

3.	To approve the grant of 24,826 options to Mr. Jeff Dykan, a serving director of the Company.

4.	To approve the grant of 24,826 options to Mr. Keith Valentine, a serving director of the Company.

5.	To approve the grant of 24,826 options to Mr. Efraim Cohen-Arazi, a serving director of the Company, subject to and conditioned upon the approval of Proposal 2.

6.	To approve a top-up grant of 8,313 options to Mr. Pini Ben-Elazar.

7.	To approve the issuance of warrants to purchase 31,250 ordinary shares to Dr. Ehud Geller.

8.	To approve the issuance of warrants to purchase 12,500 ordinary shares to Mr. Jeff Dykan.

9.	To approve the adoption of the Company’s Compensation Policy, in accordance with the requirements of the Israeli Companies Law 5759-1999.

10.	To approve the re-appointment of Deloitte Israel & Co., Certified Public Accountants (Isr.) (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

11.	To review and discuss our financial statements for the year ended December 31, 2025, and to transact such other business as may properly come before the Meeting

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only the holders of record of ordinary shares (“ordinary shares”) of the Company as at the close of business on Tuesday, June 9, 2026 (the “Record Date”) shall be entitled to receive notice of and attend the Meeting and any adjournment thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Tuesday, June 9, 2026, or which appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present at the adjourned meeting within half hour from the time designated for its start, the meeting shall take place with any number of participants. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposals

Each ordinary share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on Tuesday, May 26, 2026, 5,179,378 ordinary shares were issued and outstanding.

Proposals 1, 2, 3, 4, 5, 6, 7, 8 and 10 to be presented at the Meeting require the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

The approval of Proposal 9 is subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 50% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Regentis Biomaterials Ltd, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest int he adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

According to the Companies Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000 (the “Exemption Regulations for Companies Listed Abroad”), by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you have no personal interest in the adoption of Proposal 8, except if you notified the Company of such in writing. If you believe that you have a personal interest in Proposal 8, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at Regentis Biomaterials Ltd., 60 Medinat Hayehudim, Herzliya, Israel 4676652, to the attention of the Chief Financial Officer.

If you provide specific instructions (mark boxes) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. This will be true even for a routine matter, as your broker will not be permitted to vote your shares in their discretion on any proposal at the meeting. For the proposal, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Voting by Holders of Ordinary Shares

Ordinary shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such ordinary shares will not be included or counted in the determination of the number of ordinary shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on Wednesday, July 1, 2026, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of VStock Transfer, LLC (“VStock”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of Meeting and the proxy card will be mailed to you by VStock. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own ordinary shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a streets shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own ordinary shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Financial Officer at ori@regentis.co.il or Regentis Biomaterials Ltd., 60 Medinat Hayehudim, Herzliya, Israel 4676652, Tel: +972 (9) 960-1917, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning ordinary shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, Wednesday, July 1, 2026.

Position Statement

To the extent you would like to submit a position statement with respect to the proposal described in this proxy statement pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), you may do so by delivery of appropriate notice to the offices of our attorneys, Amit, Pollak, Matalon & Co., (Attention: Ronen Kantor, Adv) located at APM House, 18 Raoul Wallenberg St., Building D, 6th floor, Ramat Hachayal, Tel Aviv, Israel, not later than ten days before the convening of the Meeting (i.e. Monday, June 22, 2026). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. Saturday, June 27, 2026).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.   We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (“SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Annual General Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.regentis.co.il. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our four most highly compensated Office Holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2025, please see Item 6B. of our annual report on Form 20-F filed with the SEC on February 24, 2026, as amended on February 27, 2026, and accessible through the Company’s website at https://investors.regentis.co.il/ or through the SEC’s website www.sec.gov.

PROPOSAL 1-2:

RE-ELECTION OF DIRECTORS

Background

Under the Companies Law and our Articles of Association, as amended to date (the “Articles of Association”), the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. The Board shall delineate the policy of the Company and supervise the performance of the general manager and his activities.

Our Articles of Association provide that the number of directors (including outside directors) shall not be less than five (5) directors and no more than eight (8) directors. Our Board of Directors currently consists of six directors, including two external directors.

Our Articles of Association provide that the directors, other than outside directors (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, designated as Class I, Class II and Class III. The term of office of the initial Class I directors shall expire at the first Annual General Meeting to be held in 2026 and when their successors are elected and qualified for a three (3) year period. The term of office of the initial Class II directors shall expire at the first Annual General Meeting at least one year following the Annual General Meeting referred to above (i.e., 2027) and when their successors are elected and qualified for a three (3) year period. The term of office of the initial Class III directors shall expire at the first Annual General Meeting at least one year following the Annual General Meeting referred to above (i.e., 2028) and when their successors are elected and qualified for a three (3) year period.

Directors (other than external directors) may be elected only in annual general meetings of our shareholders. At each annual general meeting of our shareholders, each of the successors elected to replace the director of a class whose term shall have expired at such annual general meeting of our shareholders shall be elected to hold office until the third annual general meeting of our shareholders next succeeding his election and until his respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his successor is elected and qualified or until such earlier time as such director’s office is vacated.

Directors may not be dismissed from office by the Company’s shareholders or by the General Meeting prior to expiration of their term of office pursuant to the Articles of Association Article 30(b), and the provisions of Section 230(a) of the Companies Law in this regard shall not apply. This Article 30(b)   may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of 65% of the voting power represented at the General Meeting in person or by proxy and voting thereon. The directors do not receive any benefits upon the expiration of their term of office.

Dr. Ehud Geller and Mr. Efraim Cohen-Arazi serve as our Class I Directors until the close of the annual meeting to be held in 2026; Mr. Jeff Dykan and Mr. Keith Valentine serve as our Class II Directors until the close of the annual meeting to be held in 2027; and Mr. Pini Ben-Elazar and Ms. Susan Alpert serve as our Class III Directors until the close of the annual meeting to be held in 2028.

All of the members of our Board of Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office.

The director nominees, whose professional backgrounds are provided below, have advised us that they are willing, able, and ready to serve as directors if re-elected. We do not have any understanding or agreement with respect to the future election of the named nominees.

Dr. Ehud Geller has served as the Chairman of our Board of Directors since 2007 and as our Chief Executive Officer since December 31, 2025. Mr. Geller has also served as the Chairman of the Board of Directors of PRF Technologies Ltd. (Nasdaq: PRFX) since November 2008, and served as its Interim Chief Executive Officer from June 2024   until March 2026. Since 1995, Dr. Geller has served as the General Partner of Medica Venture Partners. Between 1979 and 1985, Dr. Geller was President of the Pharmaceutical Division of Teva Pharmaceutical Industries Ltd. (NYSE:TEVA) and Executive VP of the Teva Group. At Teva, he led the acquisition of Ikapharm Ltd. He served as the President and Chief Executive Officer of Interpharm Laboratories, Ltd. from 1985 to 1990. During these years he also served as head of the Israeli Pharmaceutical Manufacturers Association and as a Board Member on the Tel Aviv Stock Exchange. Dr. Geller has a B.Sc. degree in Chemical Engineering, an MBA degree from Columbia University/Drexel Institute and a Ph.D. degree in Pharmaceutical/Chemical Engineering from Drexel Institute, Philadelphia. Since 1995, he has been the General Partner of Medica Venture Partners. Mr. Geller was selected to serve on the board of directors as Chairman due to his significant experience leading and growing companies in the pharmaceutical industry and his significant leadership experience. His experience leading the Company’s management and the depth of his knowledge of our business enable him to provide valuable leadership on complex business matters that we face on an ongoing basis. Dr. Geller will devote approximately 50% of his time to the Company, as an executive Chairman and Chief Executive Officer, as he also is currently employed by Medica Venture Partners.

Mr. Efraim Cohen-Arazi has served as our director since December 2025.  Mr. Cohen-Arazi was the Co-Founder & Chief Executive Officer of Rainbow Medical, a leading Israeli medical device innovation house since 2008. From 2004 to 2006 Mr. Cohen-Arazi served as the Chief Executive Officer and Co-Founder of IntecPharma Ltd. and as Chairman of CollPlant Ltd. since 2006. Mr. Cohen-Arazi served as a director in numerous biotech/medtech companies since 2005, and currently serves as a director of PRF Technologies Ltd.   (Nasdaq: PRFX ) since 2020, and as its Interim Chief Executive Officer since March 2026. Mr. Cohen-Arazi was the Senior VP Head of Operations at Immunex Corporation in Seattle, Washington until 2002 when it was acquired by Amgen, where he served as VP and General Manager of the TO site in California. Mr. Cohen Arazi served at Merck-Serono Group in Switzerland and Israel between 1988 and 2000. Mr. Cohen-Arazi received a M.Sc. degree from the Hebrew University of Jerusalem, Israel

Proposed Resolutions

We are proposing adoption by our shareholders of the following resolutions at the annual meeting:

“RESOLVED, that the re-election of Dr. Ehud Geller as a director of the Company, to serve until his term expires in accordance with his Class I designation be, and hereby is, approved in all respects.”

“RESOLVED, that the re-election of Mr. Efraim Cohen-Arazi as a director of the Company, to serve until his term expires in accordance with his Class I designation be, and hereby is, approved in all respects.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect each director nominee named above. Each re-election will be voted on separately.

Board Recommendation

The Board of Directors recommends a vote FOR the re-election of each of the foregoing director nominees.

PROPOSALS 3-5:

GRANT OF OPTIONS TO SERVING DIRECTORS

Background

On May 28, 2026, upon the recommendation of the Compensation Committee, the Board of Directors approved, subject to shareholder approval, equity awards in the form of options to be granted to each of the three (3) non-executive directors of the Company (excluding the Chairman of the Board and the external directors): Mr. Jeff Dykan, Mr. Keith Valentine, and Mr. Efraim Cohen-Arazi (each, a “Participating Director”). The options will be granted under the Company’s 2024 Share Option Plan (the “Plan”) on the following terms:

Each Participating Director will be granted an option to purchase 24,826 ordinary shares of the Company at an exercise price of US$2.16 per share. The options have a term of ten years from grant and will vest in equal quarterly installments over a three (3) year period from the date of grant, subject to the Participating Director’s continued service on the Board through each applicable vesting date.

Proposed Resolutions

We are proposing adoption by our shareholders of the following resolutions at the annual meeting:

“RESOLVED, to approve the grant of 24,826 options to purchase 24,826 ordinary shares of the Company to Mr. Jeff Dykan, a serving director of the Company, upon the terms described above.”

“RESOLVED, to approve the grant of 24,826 options to purchase 24,826 ordinary shares of the Company to Mr. Keith Valentine, a serving director of the Company, upon the terms described above.”

“RESOLVED, to approve, subject to and conditioned upon the approval of Mr. Efraim Cohen-Arazi re-election as Class I director, the grant of 24,826 options to purchase 24,826 ordinary shares of the Company to Mr. Efraim Cohen-Arazi, a serving director of the Company, upon the terms described above.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each resolution under this proposal. Each resolution will be voted on separately.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of each of the proposed resolutions.

PROPOSAL 6:

TOP-UP GRANT OF OPTIONS TO MR. PINI BEN-ELAZAR

Background

On February 23, 2026, upon the recommendation of the Compensation Committee, the Board of Directors approved, subject to shareholder approval, a top-up option grant to Mr. Pini Ben-Elazar, a member of the Board of Directors, in order to rectify a prior miscalculation in the number of options originally granted to him.

Subsequent to the option grants awarded in January 2025 to Mr. Pini Ben-Elazar in connection with certain financing related to the Company’s initial public offering, it was determined that in order to rectify a prior miscalculation, thereby ensuring that Mr. Ben-Elazar would receive an amount equivalent to 1% of the Company’s equity on a pre-IPO basis, an adjustment to the number of options granted was necessary to provide a top-up.

Accordingly, Mr. Pini Ben-Elazar shall be entitled, subject to shareholder approval, to an additional grant of 8,313 fully vested options to purchase 8,313 ordinary shares, with a term of ten years from grant and   an exercise price of NIS 0.01, pursuant to Section 102 of the Income Tax Ordinance 5721-1961.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, to approve the grant of 8,313 fully vested options to purchase 8,313 ordinary shares to Mr. Pini Ben-Elazar, with an exercise price of NIS 0.01, upon the terms described above.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSALS 7-8:

ISSUANCE OF WARRANTS TO CERTAIN LENDERS

Background

On February 23, 2026, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the issuance of warrants to certain lenders, including related parties, who previously extended loans to the Company.

Certain warrants previously issued to lenders in connection with loans extended to the Company were structured to either expire or become exercisable upon the consummation of a specified special purpose acquisition company transaction. However, as such transaction was not consummated, such warrants consequently expired in accordance with their terms.

In light of these circumstances, the Board of Directors deemed it appropriate to issue replacement three-year warrants to certain lenders, including the following related parties as follows:

Dr. Ehud Geller: warrants to purchase 31,250 ordinary shares at an exercise price of NIS 0.01 and Mr. Jeff Dykan: warrants to purchase 12,500 ordinary shares at an exercise price of NIS 0.01.

Proposed Resolutions

We are proposing adoption by our shareholders of the following resolutions at the annual meeting:

“RESOLVED, to approve the issuance of an aggregate of warrants to purchase 31,250 ordinary shares to Dr. Ehud Geller and, with an exercise price of NIS 0.01, upon the terms described above.”

“RESOLVED, to approve the issuance of an aggregate of warrants to purchase 12,500 ordinary shares to Mr. Jeff Dykan, with an exercise price of NIS 0.01, upon the terms described above.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each resolution under this proposal. Each resolution will be voted on separately.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of each of the proposed resolutions.

PROPOSAL 9:

ADOPTION OF COMPENSATION POLICY

Background

The Companies Law requires all public Israeli companies, including companies whose shares are only listed outside of Israel, to adopt a written compensation policy, which sets forth their policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, as well as indemnification undertakings and exemption from liability. The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee of the Company. The compensation policy must also be approved by the shareholders of the Company as prescribed in the Companies Law.

In accordance with the requirements of the Companies Law, our compensation committee reviewed and adopted a written compensation policy for our executives, which sets forth our policy regarding the terms of office and employment of office holders as prescribed under the Companies Law. A copy of the proposed Compensation Policy is attached as Annex A to this Proxy Statement. Our board of directors subsequently approved the policy and recommended that it be adopted by the shareholders.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, that the Compensation Policy in the form attached as Annex A to the Proxy Statement, dated May 28, 2026, with respect to the Meeting, be, and hereby is, approved in all respects.”

Required Vote

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the forgoing resolution, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the forgoing resolution must not represent more than 2% of the outstanding ordinary shares.

Please note that according to the Exemption Regulations for Companies Listed Abroad by signing and submitting the attached Proxy Card, you as a shareholder declare and approve that you neither are a controlling shareholder nor have a personal interest in the adoption of any of the forgoing resolutions except if you notified the Company of such in writing. If you believe that you have a personal interest in any of the forgoing resolutions, and you wish to inform the Company of such personal interest, you should submit such information in advance of voting to the Company at its registered offices at Regentis Biomaterials Ltd., 60 Medinat Hayehudim, Herzliya, Israel 4676652, to the attention of the Chief Financial Officer.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 10:

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND

AUTHORIZATION OF THE BOARD, UPON THE RECOMMENDATION OF THE AUDIT

COMMITTEE, TO DETERMINE THE AUDITORS’ REMUNERATION TO BE FIXED IN

ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY

FOR SUCH FISCAL YEAR

Background

It is proposed to approve the re-appointment of Deloitte Israel & Co., certified public accountants in Israel, as the Company’s independent auditors for the fiscal year ending December 31, 2026, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

The following table provides information regarding fees paid or to be paid by us to Deloitte Israel & Co., for all services, including audit services, for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
(USD in thousands)
Audit fees (1)	200,000	150,000
Tax fees(2)	-	-
All other fees	-	-
Total	200,000	150,000

(1)	The audit fees for the years ended December 31, 2025 and 2024 includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements, our statutory tax audits and assistance with review of documents filed with the SEC.

(2)	Tax fees include professional services rendered in substance related to receive a certificate from the Israeli tax authority for an exemption or a reduction of withholding tax at the source regarding transfer of funds.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, to approve the re-appointment of Deloitte Israel & Co., Certified Public Accountants (Isr.), as the Company’s registered public accounting firm for the year ending December 31, 2026 and until the Company’s next annual general meeting of shareholders, and to authorize the audit committee to fix such accounting firm’s compensation.”

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Ehud Geller
Ehud Geller, Chairman and Chief Executive Officer
May 28, 2026

Annex A

Regentis Biomaterials Ltd.

(hereinafter: “the Company”)

COMPENSATION POLICY

FOR OFFICE HOLDERS

Date of approval of General Meeting: _________________ 2026

Contents

Item	Subject	Page
1	Definitions	A-1
2	Object of the compensation policy and its implementation	A-1
3	Guiding principles for examining and determining the tenure and employment of Officers	A-2
4	Structure of the compensation package	A-4
5	Fixed compensation	A-6
6	Benefits and related conditions in fixed compensation	A-7
7	Performance dependent compensation (bonus)	A-8
8	Capital compensation	A-10
9	Signing bonus	A-11
10	Conditions for terminating employment	A-12
11	Exemption, indemnity and insurance	A-13

A-i

1.	Definitions

“The Stock Exchange”	NYSE American, LLC;

“The Companies Law”	The Companies Law, 5759 – 1999;

“Officer”

Chief Executive Officer, Chief Operating Officer, Deputy Chief Executive Officer, Assistant Chief Executive Officer, everyone fulfilling such a position in the Company even with a different title, and a Director or Manager reporting directly to the Chief Executive Officer;

“Amendment 20”	The Companies Law (Amendment No. 20), 5773-2012;

“Tenure and Employment”

Tenure and employment of an Officer, including giving exemption, insurance, indemnity undertaking or indemnity according to an indemnity permit, retirement grant, and every benefit, other payment or undertaking for such a payment, given due to such service or employment;

“Compensation Regulations”	The Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 5760-2000;

2.	Object of the Compensation Policy and its implementation

2.1	Pursuant to the provisions of Amendment 20, the Company is required to determine a compensation policy for its present and future serving Officers (hereinafter: “the Policy” or “the Compensation Policy”). The Company’s board of directors (the: “Board”) approved the Policy on meeting dated on May 28, 2026.

2.2	This document is intended to define and detail the Company’s Policy relating to the compensation of present and future serving Officers. Determining the Policy, its publication and presentation for approval of the General Meeting, in accordance with the provisions of the Companies Law, is intended to increase the level of transparency regarding everything connected with the compensation of the Company’s Officers and improve the ability of the Company’s shareholders to express their opinions and influence the Compensation Policy of Officers serving the Company or any of its subsidiaries.

2.3	In addition, the Policy has been adapted to the Company’s targets and its long-term work plan and is intended to assist with the following goals:

2.3.1	The Company’s ability to retain and recruit senior executives and able people to lead the Company to significant achievements and to cope with the challenges facing it;

2.3.2	The creation of a work environment with incentives which will encourage, among its Officers, motivation to realize the Company’s targets in both the short and long terms, all in accordance with the Company’s business plan, and all this while taking reasonable risks according to the risks policy decided, from time to time, by the Company’s Board of Directors;

2.3.3	Creating a suitable balance between the various compensation components when determining the tenure and employment of Officers in the Company.

2.3.4	Maintaining and strengthening the trust of shareholders and potential investors in the Company.

2.4	Implementation of the Policy is as from the date of its approval by the General Meeting of the Company’s shareholders, with the required majority in accordance with the Provisions of Section 267a(b) of the Companies Law, until the end of (3) three years from the said date of approval by the General Meeting. The aforesaid does not derogate from the obligation of the Compensation Committee and Board to examine the need to update the Compensation Policy from time to time, in accordance with the Company’s needs.

2.5	The Compensation Policy will apply to Officers presently serving in the Company and Officers who will serve the Company or any if its subsidiaries in the future.

3.	Guiding principles for examining and determining the terms of tenure and employment of Officers

3.1	When examining the terms tenure and employment of Officers in the Company, the Compensation Committee and Board will examine their education, abilities, expertise, professional experience and achievements of the Officer or the candidate to be an Officer in the Company, whichever relevant. In addition, the Compensation Committee and Board will examine the knowledge and understanding of the Officer (or the candidate to serve as an Officer in the Company) with the Company and his knowledge and understanding of the market and environment in which it operates.

3.2	Without derogating from the aforesaid, the following parameters will be examined:

3.2.1	The position he serves in the Company or the position that he will serve in the Company, the fields of responsibility and extent of his position;

3.2.2	The expected contribution of the Officer to promote the Company’s targets and business in the long-term;

3.2.3	Previous payroll agreements signed with the Officer;

3.2.4	The mix of compensation taking into account considerations of managing risks in the Company and the Company’s long-term targets;

3.2.5	The Company’s financial position and results of its operations;

3.2.6	The relationship between the Officer’s compensation and the average salary and median salaries of the other employees in the Company (including contractor employees employed by the Company, should there be any, as defined in Section 3 of Part A of the First Addendum A of the Companies Law). In order to maintain good working relationships within the Company it is important to maintain reasonable and fair salary differences between the Company’s management level (from the level of Vice President and above) and the other employees in it. However, it is important to compensate and encourage the Company’s management in order to increase the Company’s profits, its success and achieve its business targets. As required by law, the Board examined that the ratio between the service and employment conditions of each one of the officers and the mean and median cost of employing the rest of the Company’s employees. At the time of formulating this policy and its approval, taking into consideration the Company size and staff of employees, the ratio between the employment cost of Officers and the average and median compensation cost in the Company is: at the VP level 1.3 times the average salary cost in the Company; and at the Company’s CEO level 1.5 times the average salary in the Company.

3.3	The comparison to the average market salary – if necessary, at the discretion of the Compensation Committee, a comparison will be made to the average salary in the relevant market for similar roles in similar companies when determining the officers’ compensation, as applicable. For the purpose of the comparison, if made, companies will be selected based on whether it is possible to collect reliable and complete information regarding the officers’ salary, and which meet the maximum possible number of the following criteria:

3.3.1	Companies which are engaged in the Company’s fields of operations or in fields as similar as possible;

3.3.2	Companies traded on the Stock Exchange which have a similar market value to that of the Company;

3.3.3	Companies traded in the same index on the Stock Exchange in which the Company is traded on the date of making the comparison;

3.3.4	Companies with similar financial data to the Company’s financial data, such as annual profit/loss, annual gross profits, shareholders’ equity, the level of research and development expenses;

3.3.5	Companies which employ a similar number of employees to those of the Company.

Regarding this clause: “Similar” a deviation of 50%, above or below, in all the comparative criteria for the relevant data of the Company will also be taken into account.

3.4	Pursuant to legal easements, an immaterial change in the terms of an officer’s tenure in the Company who is not serving as a director or CEO will be approved by the Company CEO and will not require the Compensation Committee’s approval. For the purposes of this paragraph, “material” means over 5% of the fixed components of the compensation per annum in terms of the employer’s cost.

3.4	Pursuant to legal easements, an immaterial change in the terms of the CEO will be approved by the Compensation Committee and the Board and will not require the General Meeting. For the purposes of this paragraph, “material” means over 5% of the fixed components of the compensation per annum in terms of the employer’s cost.

3.5	An officer in the Company can be employed as an employee or alternatively provide the Company with services via a company they own, provided that the total expenses of the Company for the said employment or service provision do not exceed the sum approved by the Company’s Compensation Committee and Board of Directors.

4.	Structure of the compensation package

4.1	The terms of tenure and employment of an Officer include the following:

4.1.1	Fixed compensation;

4.1.2	Benefits and conditions related to the fixed compensation;

4.1.3	Performance dependent compensation (bonus);

4.1.4	Capital compensation (compensation through options or other securities of the Company);

4.15	Terms of retirement;

4.16	Exemption, insurance and indemnity.

4.2	The compensation package will be determined and adjusted to the Officer according to the function that he fulfills / will fulfill and will include the following components:

Position/Group	Fixed compensation	Benefits and related terms	Bonus	Capital compensation	Retirement conditions	Exemption, insurance and indemnity
Active Chairman of the Board of Directors	+	-	+	+	-	+
Member of the Board of Directors	+	-	-	+	-	+
CEO	+	+	+	+	+	+
VP or anyone reporting directly to the CEO	+	+	+	+	+	+

4.3	To ensure congruence between all the compensation components, the maximum ratio range between the total compensation package components for a given year for Company officers is presented in the following table:

Grade	Basic Salary	Social Benefits and Related Terms[1]	Variable Compensation Performance Related1	Variable Compensation Equity[1]
Active Chairman of the Board of Directors	100%	50%	35%	85%
Member of the Board of Directors	100%	0%	25%	150%
CEO	100%	50%	50%	85%
VP**	100%	50%	45%	85%

[1]	The rates are in relation to the basic salary.

5.	Fixed compensation

5.1	Fixed compensation summary table for officers

Grade	Maximum Gross Fixed Compensation
Active Chairman of the Board *	Up to a maximum of US$ 25,000 per month
Member of the Board	Up to the maximum, the maximum fixed amounts are stipulated in the Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 2000.
CEO**	Up to a maximum of US$ 45,000 per month
VP** C- level executive	Up to a maximum of US$ 32,000 per month

*	An Active Chairman is the chairman of the Board whose FTE is no less than 20% of a full-time position (100%). The maximum fixed compensation for an active chairman as stated in the table shall not be subject to his actual FTE in the Company.
**	The amounts stipulated are for a full-time position (100%).

5.2	Active Chairman of the Board of Directors

An Active Chairman of the Board will be entitled to fixed compensation as specified in paragraph 5.1 above. If necessary, at the Compensation Committee’s discretion, a comparison will be made to the average salary in the relevant market for a similar role in similar companies when determining the compensation for the Chairman of the Board of Directors, as applicable. It should be clarified, however, that the Chairman of the Board will be entitled to different fixed compensation from other Board of Director members serving in the Company only when he is serving as an ‘Active Chairman of the Board of Directors’, i.e. where his areas of responsibility and role are also in ongoing work in the Company, such as meetings with investors, active involvement in the daily life of the Company etc. and all in accordance with an employment / services agreement that the Company signed/will sign therewith.

5.3	Members of the Board of Directors

5.3.1	Members of the Board will be entitled to fixed compensation in accordance with that set forth in the Compensation Regulations and in accordance with the level of shareholders’ equity of the Company, as defined in the Compensation Regulations (as will be in force from time to time). To avoid doubt, the Company will be entitled to pay higher compensation to an expert director (as defined in the Compensation Regulations).

5.3.2	It should be mentioned that should a Director in the Company also be an employee in it, or provide services to it, in any position whatsoever, whatever his title, he will not be entitled to compensation for participating in meetings of the Company’s Board of Directors. For the purposes of this paragraph, a director for whom there is doubt regarding whether he is a service provider for the Company or not, he will declare before the Compensation Committee members, as per their request, that he is not a service provider in a personal capacity and also does not provide services via a company that he controls or holds more than 25% of the issued capital. For the purposes of this paragraph “service provider” shall be defined as a provider of services in a personal capacity or via a company (or other corporation) in which the director holds more than 25% of the controlling interest or is a part of the controlling core in that company (or other corporation).

5.3.3	The Directors who are related or connected to a controlling shareholder in the Company will not be entitled to any compensation whatsoever for serving as directors in the Company.

5.4	The CEO, VP or anyone reporting directly to the CEO

5.4.1	For the purpose of this clause “CEO”, “VP” or “a manager reporting directly to the CEO”, jointly will hereinafter be called: “Manager” or “Managers”, whichever relevant.

5.4.2	The amount of fixed compensation of Managers will be determined, inter alia, in accordance with the provisions of clauses 3.1 and 3.2 above, and it shall not exceed the sum specified in the table in paragraph 5.1 above.

5.4.3	In addition, if required, at the Compensation Committee’s discretion, a comparison will be made to the average salary, as specified in paragraph 3.2.6 above.

6.	Benefits and related terms to fixed compensation

All the benefits and related terms detailed below are the maximum benefits and terms.

Benefit / related terms	CEO	VP or a manager reporting directly to the CEO
Vehicle	Yes, in the value of a vehicle of up to US$ 60,000 according to the income tax tables	Yes, in the value of a vehicle of up to US$ 45,000 according to the income tax tables
Grossing up the value of the vehicle	Yes	Yes
Mobile telephone	Yes	Yes
Grossing up the value of mobile telephone	Yes	Yes
Vacation days	22	22
Accumulating vacation days	Yes, for 2 years	Yes, for 2 years
Vacation allowance days	As per the law
Further study fund (employer 7.5% provision); employee 2.5%)	Yes
Pensionary insurance in accordance with the law	Yes
Reimbursement of expenses in the role	Yes, against receipts	Yes, against receipts
Other (newspapers, internet at home, etc.)	Internet + newspaper	Internet + newspaper
Period of non-competition	Up to 12 months	Up to 12 months

7.	Performance dependent compensation (bonus)

Granting bonuses to officers and an Active Chairman of the Board is intended to provide officers and the Active Chairman of the Board with incentives to achieve targets and objects which contribute in the long-term to achieve the Company’s business targets and strategic plans, as determined from time to time by the Company’s Board of Directors. The Company’s success creates an identity of interests with the officers serving in it, as its success is also their success.

The Company’s Board of Directors, after receiving recommendations from the Compensation Committee may determine, every year, a bonus plan for the Company’s officers and Active Chairman of the Board of directors, which will be based on the annual budget approved by the Board and all as set forth below:

7.1	Every payment to be paid to an officer in accordance with the bonus plan will not be considered as part of the fixed compensation and will not be a basis for calculating entitlement or accumulation of any right/ rights.

7.2	The bonus plan will be approved specifically for every officer or Active Chairman of the Board of directors, and the Company’s management may decide not include this or that officer or the Active Chairman of the Board in the bonus plan.

7.3	An officer/ Active Chairman of the Board will be entitled to a bonus provided that he worked in the Company (or for an Active Chairman of the Board that he has served in his role) for a minimum period of 12 months prior to the date of granting the bonus.

7.4	The maximum bonus for meeting all the targets set forth below will be calculated according to the salary of December of the year for which the bonus is given, when:

7.4.1	CEO – up to 8 monthly salaries;

7.4.2	An Active Chairman of the Board– up to 8 monthly salaries;

7.4.3	C- level executive – up to 6 monthly salaries.

7.4.4	Vice President – up to 4 monthly salaries.

7.5	The bonus plan for officers (excluding CEO and the active chairman of the board of directors) will based on targets which will be determined by the Compensation Committee and Board in advance each year, as detailed below:

7.5.1	All-inclusive Company target: The bonus is based on an index, i.e.: meeting the Company’s expenses target, raising capital, meeting the drug development plan, business development, achieving regulatory milestones, commencing new clinical applications. The all-inclusive Company financial target will include at least one and not more than three of the criteria detailed above.

The weight given to the all-inclusive Company target will be between 30% - 50% of the total bonus.

7.5.2	Personal measured targets: These targets will be determined for each officer personally by the CEO (for officers at the level of vice president) and will be based on measurable parameters in the field of the professional responsibility of every officer in the Company. The personal measurable targets will include up to three personal targets.

The weight given to the all-inclusive Company target will be between 30% - 50% of the total bonus.

7.5.3	Discretion of the Manager: The evaluation of the performance of officers at the level of vice president will be done by the Company’s CEO. The evaluation of performance of every officer, will relate to his contribution to the Company during the year for which the bonus is paid, separately from the financial bonuses and the personal bonuses.

The weight given to the discretion of the manager will not exceed 20% of the total bonus.

Notwithstanding paragraph 7.5 above, the Compensation Committee and the Company Board may authorize the granting of a grant that shall not exceed the maximum grant as specified in paragraph 7.4.3 above to an officer who is subordinate to the CEO, according to criteria which are not measurable pursuant to the provisions of the First Appendix A of the Companies Law.

7.6	The grants plan for the CEO shall be target-based, to be determined by the Compensation Committee and Board every year, as outlined below:

7.6.1	All-inclusive company target as specified in paragraph 7.5.1 above. The weight given to the all-inclusive company target will be between 0% - 100% of the grant amount.

7.6.2	Manager discretion (according to unmeasurable criteria): CEO performance evaluation will be done by the Compensation Committee and the Board of Directors. The weight given to manager discretion shall not exceed 3 monthly salaries.

7.7	The grants plan for an Active Chairman of the Board shall be based on personal targets and measurable company targets, which will be determined by the Compensation Committee and Board in advance every year, and will depend on compliance with the aforementioned targets. The grant will be presented for the approval by a regular majority in a meeting.

7.8	The Company’s Compensation Committee and Board will determine the weight of each of the criteria in the total Company target and the personal measurable targets (as applicable), at their discretion, and will be entitled to set a minimum threshold for meeting the targets in order to receive the grant.

7.9	The Company’s Compensation Committee and Board have the full authority to reduce payment of the bonus, or not to pay it at all, if they found that the financial position of the Company will be significantly harmed or it is not able to make such a payment.

7.10	One-time bonus

The Company’s Board of Directors, with the recommendation of the Compensation Committee will be entitled to grant a one-time bonus to an officer for a significant event or events in the Company which are not included in the targets as specified in paragraph 7.5 above. The amount of the one-time bonus will not exceed (3) times the amount of the fixed compensation (monthly). In the event of a change in control in the Company, directors in the Company will be entitled to receive a one-time bonus up to the fixed annual compensation amount of the directors.

7.11	Should it become clear that after payment of the annual bonus or the one-time bonus, whichever relevant, that the calculation of the bonus is carried out based on data in which it became clear were incorrect as a result of an error in good faith and were restated in the Company’s financial statements during a period of three periodic consecutive financial statements after the date of payment of the grant, the officers will reimburse the Company the part of the bonus paid to them, which was based, as mentioned, on incorrect data, and this within six (6) months from the date of publication of the restated financial statements. The amount to be repaid by the officers will be linked to the consumer price index as from the date of publication of the restated statements until the date of actual repayment.

7.12	The Board may, after approval is received from the Compensation Committee, convert the annual bonus to which an officer is entitled into shares or options, provided that their financial value is the same as the value of the annual bonus.

8.	Capital compensation

As part of the terms of tenure and employment of officers in the Company, the Company may combine in its compensation package a capital compensation component. A component of this type is an incentive for the officers, by their participation in the profits and economic success of the Company. In addition, this compensation contributes to increasing the officer’s identification with the Company, so that the officer will remain in it and see it as his future. The capital compensation creates a certain inspiration among the officers, who aspire to be part of the Company’s success and receive part of its profits. The capital compensation component also enables the Company to employ skilled people while spreading the salary burden so that it limits the cash flow burden on the Company. The capital compensation component, while reducing the burden of expenses, enables the Company to free investments and take risks, which are defined by the Company’s Board by entering into additional and new projects.

From recognizing the advantages of the capital compensation component as part of the total salary package to officers in the Company, the Company may combine in the compensation package of officers in it with a capital compensation component, all in accordance with the following:

8.1	The options allotted to officers will be allotted in accordance with the Company’s current options plan, or according to an option plan which will be approved by the Company’s Board from time to time, in accordance with, as far as possible the provisions of Section 102 of the Income Tax Ordinance (New Version) 5721-1961, and will not be listed for trading on the Stock Exchange.

8.2	The value of the options, on their issue date, according to the Black & Scholes formula or according to the binomial model will not exceed 75% of the total fixed annual compensation of an officer (at the level of VP or CEO). Regarding directors, the value of the options, according to the Black & Scholes formula or according to the binomial model, will not exceed 2 average salaries of officers in the Company, who are not directors.

8.3	The exercise price of the options will be determined in accordance with the average price of the Company’s share during the period between three (3) to thirty (30) days of trading prior to the date of approval of granting the options by the Board of Directors or such respective average price plus up to 50%, as decided by the Board of Directors.

8.4	The vesting periods of the options to be granted to the officers will not be less than three years, where the vesting will be a quarterly vesting so that at the end of every quarter, and in the event as stated of a three year vesting period 1/12 of the options allotted to the officers will vest. It is hereby clarified that the vesting period will apply as long as the officer works for the Company. The options’ vesting period will be identical for all officers.

8.5	In the event that the employee/employer relations will end or the engagement between the officer and Company has ended, the date of expiry of the options that vested will not exceed a period between three months and six months from the date of the end of the employee/employer relations or the end of the engagement, whichever relevant. The Company’s Board of Directors, after receiving the recommendation of the Compensation Committee, will have the discretion whether to extend this period, provided that this extended period will not exceed one year.

8.6	The Company’s Board will have the discretion whether to accelerate the vesting of the options allotted to officers in the Company, on the occurrence of the following events:

8.6.1	Acquisition of control in the Company by a third party;

8.6.2	The merger of the Company, within the meaning of this term in the Companies Law.

8.6.3	Sale or providing an exclusive license on most of the Company’s intellectual property.

9.	Signing Bonus

9.1	The Company may, in circumstances to be approved by the Compensation Committee and the Company Board as exceptional circumstances, offer a signing bonus to a new officer in the Company.

9.2	The total signing bonus shall not exceed a sum of 3 monthly salaries gross as to be determined for the relevant officer. The Company may determine that the officer will be required to repay all or part of the signing bonus allotted thereto to the Company if the officer does not complete the minimum term of service in the Company.

10.	Conditions for terminating employment

In the event of dismissal of an officer by the Company (not due to “grounds” as defined in the employment/services agreement signed / which will be signed with the officer) or in the event of resignation of the officer in the Company in circumstances which require severance pay in accordance with the Law, in addition to the severance pay that the Company is obligated to pay to the officer by Law, the Company may, with the approval of the Compensation Committee and the Board of Directors, also pay the officer the following payments:

10.1	Prior notice

10.1.1	The period of prior notice for every officer will be determined by the Compensation Committee and the Company’s Board of Directors, prior to signing the employment agreement with the officer.

10.1.2	During the prior notice period the officer will be required to continue to fulfill his function unless the Company’s Board decides to release him from that obligation. In such a case the officer will be entitled to continue to receive all the terms of tenure and employment without any change.

10.1.3	Payment for the prior notice period will not exceed the following:

CEO	Up to 6 salaries
Vice President	Up to 3 salaries

10.1.4	The salary to be paid during the period of prior notice will be calculated according to the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the officer) but including related social benefits paid to the officer prior to the date of dismissal / resignation, in such a situation that entitles payment of severance pay.

10.2	Retirement grant

10.2.1	The Compensation Committee and the Company’s Board will be entitled to approve payment of a retirement grant to officers in the Company on the date of their retirement, provided that the total retirement grant will not exceed the following:

Worked in the Company over 10 years	Worked in the Company between 5-10 years	Worked in the Company between 1 – 5 years	Worked in the Company up to 1 year	Position
Up to 12 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	CEO
Up to 10 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	Vice President
Up to 12 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	Active Chairman

10.2.2	In the event of a change of control (as this term is defined below), the retirement grant specified in the table above can increase up to 50%, but no less than three salaries. For the purposes of this paragraph “a change of control” shall include all events of selling control in the Company to a third party, a merger of the Company with another, or selling most or all of the Company’s assets.

10.2.3	In the framework of the decision whether to grant a one-time retirement grant, as mentioned above, the Compensation Committee and Board will examine, on the basis on the recommendation of the Chairman of the Board (in the case of a CEO) or the Company’s CEO (in the case of a Vice President) the extent of the officer’s contribution to the Company and to promote the targets that it set for itself, with the emphasis on specific activities and projects that he managed or was responsible for, the level of meeting the personal targets set for him, if any were set, and the level of meeting the targets defined in the Company’s budget.

10.2.4	The retirement grant will be paid on the date of termination of employee / employer relations, and will be paid on the basis of the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the officer) paid to the officer prior to the date of his dismissal / resignation in such a situation that entitles payment of severance pay.

10.3	The Board may, after receiving confirmation from the Compensation Committee, convert the grants as specified in paragraphs 10.2 and 10.3 into Company shares, provided their financial value is equal to the value of the converted grants.

11.	Exemption, indemnity and insurance

11.1	Directors and Office Holders will be covered by a directors and officers liability insurance policy that will be maintained by the Company according to applicable law. The terms of such policy shall provide for coverage of up to US$ 12,500,000 (per claim and in the aggregate), provided that the annual premium shall not exceed the higher of US$1,000,000 or 1% of the maximum coverage amount. Such insurance coverage may include Directors’ and officers’ liability insurance with respect to specific events, such as public offerings, or with respect to periods to time following which the then existing insurance coverage ceases to apply, such as, by way of example only, “run-off” coverage following a termination of service or employment or in other circumstances.

11.2	The Company may provide release and indemnification letters to the directors and Office Holders according to the version approved from time to time by the authorized bodies of the Company.